UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                        	(Amendment No. )*




                        Better Home & Finance Holding Company
-------------------------------------------------------------------------------
                                (Name of Issuer)


                        	Class A Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    08774B102
                  --------------------------------------------
                                 (CUSIP Number)


                                 August 22, 2023
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[] Rule 13d-1(c)

[] Rule 13d-1(d)

(Page 1 of 13 Pages)


______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP No. 08774B102                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          THE GOLDMAN SACHS GROUP, INC.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
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 3.   SEC Use Only



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 4.   Citizenship or Place of Organization

           Delaware

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                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               13,285,041(1)(2)
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               13,285,041(1)(2)

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           13,285,041(1)(2)


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           14.6%(1)(2)(3)


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12.   Type of Reporting Person

           HC-CO
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(1)Represents 13,285,041 shares of Class A common stock, par value $0.0001 per share, ("Common Shares"), of Better Home & Finance Holding Company
(the "Issuer") owned directly by Goldman Sachs PSI Global Holdings, LLC
("GS PSI"), which is a wholly owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group").

(2)GS Group may be deemed to have shared voting and dispositive power over the 13,285,041 Common Shares owned directly by GS PSI.

(3)The percentage reported in this Schedule 13G is based upon 91,300,735 Common Shares outstanding, as of August 22, 2023, according to the Current Report on
Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on August 28, 2023 (the "Current Report").


-----------------------
  CUSIP No. 08774B102                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          Goldman Sachs PSI Global Holdings, LLC

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               13,285,041(1)(2)
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               13,285,041(1)(2)

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           13,285,041(1)(2)


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           14.6%(1)(2)(3)


------------------------------------------------------------------------------
12.   Type of Reporting Person

           OO

------------------------------------------------------------------------------

(1)Represents 13,285,041 shares of Common Shares of the Issuer owned directly by GS PSI, which is a wholly owned subsidiary of GS Group.

(2)Due to GS PSI being a wholly owned subsidiary of GS Group, GS Group may be deemed to have shared voting and dispositive power over the 13,285,041 Common Shares held by GS PSI.

(3)The percentage reported in this Schedule 13G is based upon 91,300,735 Common Shares outstanding, as of August 22, 2023, according to the Current Report.

Explanatory Note:

This Schedule 13G is filed by GS Group and GS PSI (collectively, the "Reporting Persons") with respect to the Common Shares of the Issuer.

	Item 1(a).	Name of Issuer

Better Home & Finance Holding Company

	Item 1(b).	Address of Issuer's Principal Executive Offices

3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, NY 10007

	Item 2(a).	Name of Person(s) Filing

The Goldman Sachs Group, Inc.
Goldman Sachs PSI Global Holdings, LLC

	Item 2(b).	Address of Principal Business Office or, if none, Residence

The business address of each Reporting Person is 200 West Street, New York, NY 10282

	Item 2(c).	Citizenship

GS Group - Delaware
GS PSI - Delaware

	Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share

	Item 2(e).	CUSIP Number

08774B102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b)
 OR (c), CHECK WHETHER THE PERSON FILING IS A:

 	(a).[_]	Broker or dealer registered under Section 15 of the Act;
 	(b).[_]	Bank as defined in Section 3(a)(6) of the Act;
 	(c).[_]	Insurance company as defined in Section 3(a)(19) of the Act;

 	(d).[_]	Investment company registered under Section 8 of the Investment
Company Act of 1940;
 	(e).[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
 	(f).[_]	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);

 	(g).[x]	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
GS Group

 	(h).[_]	A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act;

 	(i).[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

 	(j).[_]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
 	(k).[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

 	If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: N/A.

Item 4.	OWNERSHIP*:

The information reuqired by Item 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

 	Not applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

 	Not applicable

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

 	See Exhibit 99.2.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

 	Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

 	Not applicable

Item 10.	CERTIFICATION:

 	Each Reporting Person hereby makes the following certification:

 	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

* In accordance with the U.S. Securities and Exchange Commission Release
No. 3439538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and
(ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.


SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATE: September 11, 2023

THE GOLDMAN SACHS GROUP, INC.


/s/ Kateryna Osmachko
Name: Kateryna Osmachko
Title: Attorney-in-fact

GOLDMAN SACHS PSI GLOBAL HOLDINGS, LLC


/s/ Kateryna Osmachko
Name: Kateryna Osmachko
Title: Attorney-in-fact


EXHIBIT INDEX

Exhibit No.

99.1 Joint Filing Agreement
99.2 Item 7 Information
99.3 Power of Attorney, relating to The Goldman Sachs Group, Inc.
99.4 Power of Attorney, relating to Goldman Sachs PSI Global Holdings, LLC

EXHIBIT 99.1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.
DATE: September 11, 2023


THE GOLDMAN SACHS GROUP, INC.


/s/ Kateryna Osmachko
Name: Kateryna Osmachko
Title: Attorney-in-fact

GOLDMAN SACHS PSI GLOBAL HOLDINGS, LLC


/s/ Kateryna Osmachko
Name: Kateryna Osmachko
Title: Attorney-in-fact


EXHIBIT 99.2
ITEM 7 INFORMATION
The securities being reported by The Goldman Sachs Group, Inc. ("GS Group"), as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman Sachs PSI Global Holdings, LLC ("GS PSI"). GS PSI is a wholly owned subsidiary of GS Group.




EXHIBIT 99.3
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC.
(the "Company") does hereby make, constitute and appoint each Melissa Stanford,
 Stephanie Snyder, Constance Birch, Kateryna Osmachko, Rachel Fraizer,
Tony Kelly, Imad Ismail, Terrance Grey, and Kshama Mishra, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company pursuant to Rule 13f-1 or Regulation 13D-G under the Securities Exchange Act of 1934,
(as amended, the "Act"), which may be required of the Company with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said Attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said Attorney-in-fact shall lawfully do or cause to be done by virtue hereof.
THIS POWER OF ATTORNEY shall remain in full force and effect until September 11, 2024 unless earlier revoked by written instrument, or in the event an Attorney-in fact ceases to be an employee of the Company or one of its affiliates or ceases to perform the function in connection with which he or she was appointed Attorney-in-fact prior to September 11, 2024, this Power of Attorney shall cease to have effect in relation to such Attorney-in-fact upon such cessation but shall continue in full force and effect in relation to the remaining Attorneys in-fact. The Company has the unrestricted right unilaterally to revoke the Power of Attorney.
This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.
IN WITNESS WHERE OF, the under signed has duly subscribed these presents as of
 September 11, 2023.
THE GOLDMAN SACHS GROUP, INC.

By: /s/ William Y. Eng
Name: William Y. Eng
Title: Authorized Signatory

EXHIBIT 99.4
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS that Goldman Sachs PSI Global Holdings, LLC (the "Company") does hereby make, constitute and appoint each Melissa Stanford,
 Stephanie Snyder, Constance Birch, Kateryna Osmachko, Rachel Fraizer,
Tony Kelly, Imad Ismail, Terrance Grey, and Kshama Mishra, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company pursuant to Rule 13f-1 or Regulation 13D-G under the Securities Exchange Act of 1934,
(as amended, the "Act"), which may be required of the Company with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said Attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said Attorney-in-fact shall lawfully do or cause to be done by virtue hereof.
THIS POWER OF ATTORNEY shall remain in full force and effect until September 11, 2024 unless earlier revoked by written instrument, or in the event an Attorney-in-fact ceases to be an employee of The Goldman Sachs
Group, Inc. or one of its affiliates or ceases to perform the function in connection with which he or she was appointed Attorney-in-fact prior to September 11, 2024, this Power of Attorney shall cease to have effect in relation to such Attorney-in-fact upon such cessation but shall continue in full force and effect in relation to the remaining Attorneys-in-fact.
The Company has the unrestricted right unilaterally to revoke the Power of Attorney.
This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.
IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of September 11, 2023.

GOLDMAN SACHS PSI GLOBAL HOLDINGS, LLC
By: /s/ David Plutzer
Name: David Plutzer
Title: Authorized Signatory